CONFIDENTIAL SUBMISSION VIA EDGAR

April 15, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Helius Medical Technologies, Inc. Draft Registration Statement on Form S-1 Confidentially Submitted on April 15, 2025 CIK No. 0001610853

Ladies and Gentlemen:

On behalf of Helius Medical Technologies, Inc. (the “Company”), we have confidentially submitted a draft registration statement on Form S-1 (the “Draft Registration Statement”) for non-public review by the staff of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the rules and procedures of the Commission.

The Company undertakes to publicly file the Registration Statement and Draft Registration Statement on the EDGAR system at least two business days prior to any requested effective time and date.

Please do not hesitate to contact me with any questions or comments regarding this correspondence via telephone at (269) 337-7702 or email at ptorrence@honigman.com.

Very truly yours,

/s/ Phillip D. Torrence
Phillip D. Torrence
Honigman LLP

cc:	Dane Andreeff, Chief Executive Officer, Helius Medical Technologies, Inc.
Jeff Mathiesen, Chief Financial Officer, Helius Medical Technologies, Inc.
Emily Johns, Partner, Honigman LLP
N. Danny Shulman, Partner, Honigman LLP
Matthew Bernstein, Partner, Ellenoff Grossman & Schole LLP

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